Exhibit 99.1

YAMANA PROVIDES NOTICE OF FIRST QUARTER 2015 FINANCIAL RESULTS RELEASE AND ANNUAL & SPECIAL MEETING

TORONTO, ONTARIO, March 30, 2015 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) will release its first quarter 2015 results after market close on April 28, 2015 followed by a conference call and webcast on April 29, 2015 at 8:30 a.m. ET.  Additionally, the Company will host its annual & special meeting of shareholders on April 29, 2015 at 11:00 a.m. ET.

Q1 2015 Conference Call Information:

Toll Free (North America):	1-866-355-4959
Toronto Local and International:	416-340-8527
Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free (North America):	1-800-408-3053	Passcode 7116544
Toronto Local and International:	905-694-9451	Passcode 7116544

The conference call replay will be available from 12:00 p.m. ET on April 29, 2015 until 11:59 p.m. ET on May 13, 2015.

Annual & Special Meeting of Shareholders

The annual & special meeting of shareholders will take place on Wednesday, April 29, 2015 at 11:00 a.m. ET at the Design Exchange, Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario, Canada.

For those unable to attend the meeting in person, a live video and audio webcast including slide presentation can be accessed from Yamana’s website.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com